UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

US GOLD CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

912023207

(CUSIP Number)

Robert Ross McEwen

c/o US Gold Corporation

3rd Floor, 99 George Street

Toronto, Ontario

Canada M5A 2N4

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Christopher J. Walsh, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912023207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,968,850 shares(1)

	8.	Shared Voting Power -0- shares

	9.	Sole Dispositive Power 18,968,850 shares(1)

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,968,850 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9%

14.	Type of Reporting Person (See Instructions) IN

(1) Includes (a) 333,500 shares of US Gold Corporation (“US Gold”) common stock, no par value (the “Common Stock”) underlying warrants, which are immediately exercisable and (b) 6,868,350 exchangeable shares (the “Exchangeable Shares”) of US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”), which are immediately convertible on a one-to-one basis for shares of Common Stock.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) with respect to the Common Stock of US Gold Corporation, a Colorado corporation (“US Gold”).  This Amendment No. 2 amends the original Schedule 13D filed by Mr. McEwen with the Securities and Exchange Commission (the “SEC”) on August 8, 2005, as amended by Amendment No. 1 thereto, filed on March 6, 2006 (as amended hereby and thereby, the “Amended Schedule 13D”), to reflect Mr. McEwen’s acquisition of Exchangeable Shares of US Gold Canadian Acquisition Corporation (“Canadian Exchange Co.”), which are immediately convertible into Common Stock, as is more fully described in Items 3 and 4 below.

Item 1.	Security and Issuer
Item 1 is hereby amended to replace Item 1 with the following:
The Amended Schedule 13D relates to the Common Stock of US Gold. The address of the principal offices of US Gold is 165 South Union Street, Suite 265, Lakewood, Colorado, 80228
Item 2.	Identity and Background
Item 2 is hereby amended to replace Item 2, section (c) with the following:

Mr. McEwen’s principal occupation is Chairman and Chief Executive Officer of US Gold, Chief Executive Officer and Director of each of Canadian Exchange Co., Nevada Pacific Gold Ltd. (“Nevada Pacific”) and White Knight Resources Ltd. (“White Knight”), Director of Tone Resources Limited (“Tone Resources”), and Chairman and Chief Executive Officer of Lexam Explorations Inc.

US Gold is a gold exploration company organized under the laws of the State of Colorado with operations in the United States.  Canadian Exchange Co. is company organized under the laws of British Columbia and a subsidiary of US Gold, formed solely for the purpose of making tender offers to acquire the outstanding common shares of Nevada Pacific, Tone Resources and White Knight, as is more fully described in Item 3 below and incorporated by reference in this Item 2.  Nevada Pacific, White Knight and Tone Resources (together with Nevada Pacific and White Knight, the “Target Companies”) are gold exploration companies based in Vancouver, British Columbia, all of which have operations in the United States.  Lexam Explorations Inc. is a gold exploration company based in Toronto, Canada, with operations in the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:

Mr. McEwen acquired 6,868,350 Exchangeable Shares by tendering his common shares of each of the Target Companies in the tender offers by US Gold and Canadian Exchange Co. for all of the outstanding common shares of the Target Companies (the “Offers”), as previously disclosed and registered on Forms S-4, as amended, and declared effective by the SEC on February 8, 2007.  In the Offers, US Gold and Canadian Exchange Co. offered to purchase all of the outstanding common shares of the Target Companies, in exchange for 0.23 of an Exchangeable Share, 0.26 of an Exchangeable Share and 0.35 of an Exchangeable Share for each outstanding common share of Nevada Pacific, Tone Resources and White Knight, respectively.  The Offers expired on March 23, 2007 and the Exchangeable Shares exchanged in connection with the Offers were issued on March 28, 2007.

Mr. McEwen originally purchased the common shares of the Target Companies with personal funds and Mr. McEwen did not borrow any funds in order to acquire the common shares of the Target Companies exchanged for the Exchangeable Shares in the Offers.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

(a), (b), and (e):     The information contained in Item 3 to this Amendment No. 2 is incorporated by reference to this Item 4 (a), (b) and (e). Mr. McEwen is the Chairman and Chief Executive Officer of US Gold, but disclaims beneficial ownership of any Exchangeable Shares beneficially owned by US Gold or Canadian Exchange Co. (together with US Gold, the “Offerors”)  The purpose of the Offers was for the Offerors to acquire a sufficient number of common shares of the Target Companies to enable the Offerors to acquire any remaining outstanding common shares of the Target Companies through statutory plans of arrangement or similar transactions under Canadian law.  As of the date hereof, the Offerors have commenced such transactions with respect to each of the Target Companies.

In connection with the Offers, Canadian Exchange Co. issued 38,027,674 Exchangeable Shares, which are convertible on a one-for-one basis at any time into shares of Common Stock at the option of the holder of the Exchangeable Shares.  The Exchangeable Shares are intended to have, to the extent practicable, the same economic, voting and other rights of the Common Stock.

Except as set forth in this Item 4, Mr. McEwen has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended to add the following:

                (a) – (b): Following Mr. McEwen’s exchange of Common Stock tendered in the Offers and the issuance of Exchangeable Shares by the Canadian Exchange Co. on March 28, 2007, Mr. McEwen is the beneficial owner and has sole voting and dispositive power with respect to 18,968,850 shares of Common Stock, constituting approximately 19.9% of the issued and outstanding shares of Common Stock.

                (c):          Other than the exchange of Mr. McEwen’s common shares of the Target Companies for Exchangeable Shares in the Offers as described in Items 3, 4 and 5(a) – (b) above, which items are hereby incorporated by reference to this Item 5(c), there have been no transactions with respect to the Common Stock effected during the past 60 days by Mr. McEwen.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 11, 2007
Date
	By:	/s/ Robert Ross McEwen
Name: Robert Ross McEwen